SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13A-16
OR 15D-16 OF THE SECURITIES EXCHANGE ACT OF 1934

For the month of August, 2020

(Commission File No. 1-14862 )

BRASKEM S.A.
(Exact Name as Specified in its Charter)

N/A
(Translation of registrant's name into English)

Rua Eteno, 1561, Polo Petroquimico de Camacari
Camacari, Bahia - CEP 42810-000 Brazil
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___       Form 40-F ______

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1). _____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7). _____

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ______       No ___X___

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- _____.

SUMMARY

1. 2Q20 HIGHLIGHTS	3
1.1 BRASKEM – CONSOLIDATED	3
1.2 BRASKEM – HIGHLIGHTS BY REGION	4
1.3 COVID	5
1.3.1 OPERATION	5
1.3.2 COMMERCIAL	5
1.3.3 SUPPORT FOR SOCIETY	6
2. OPERATING PERFORMANCE IN 2Q20 BY REGION	7
2.1 BRAZIL	7
2.2 UNITED STATES & EUROPE	12
2.3 MEXICO	14
3. CONSOLIDATED PERFORMANCE 2Q20	17
A) REVENUE BY REGION	18
B) CONSOLIDATED COGS	18
C) OTHER NET INCOME (EXPENSES)	18
D) EBITDA	19
E) NET FINANCIAL RESULT	20
F) FREE CASH GENERATION	22
G) LIQUIDITY & CAPITAL RESOURCES	23
H) INVESTMENTS & VALUE CREATION	26
4. ENVIRONMENT, SOCIETY & CORPORATE GOVERNANCE	26
4.1 HIGHLIGHTS	26
4.2 CIRCULAR ECONOMY	27
4.3 SAFETY	28
4.4 CORPORATE GOVERNANCE	28
5. CAPITAL MARKETS	28
5.1 RATING	29
5.2 INDICATORS	30
EXHIBITS LIST	31

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EBITDA reached US$310 million, increasing 5% from 1Q20

1.	2Q20 HIGHLIGHTS
1.1	BRASKEM – CONSOLIDATED

▪	Recurring EBITDA was US$310 million, up 5% on 1Q20, explained by: (i) lower feedstock costs in Brazil, due to low costs in inventories; and (ii) lower selling, general and administrative expenses in Brazil and Mexico. In Brazilian Real, recurring EBITDA was R$1,655 million, 26% higher than in 1Q20, reflecting the depreciation in the Brazilian Real against the U.S. dollar. In relation to the same period last year, recurring EBITDA decreased by 25%, reflecting the lower spreads in the international market and lower volumes due to COVID, and increased 2% in Brazilian Real, given the weaker Brazilian Real against the U.S. dollar.
▪	In the quarter, global sales of resins and chemicals recycled came to 602 tons, representing decreases in relation to 1Q20 (-50%) and 2Q19 (-2%), explained by the global slowdown caused by the COVID pandemic.
▪	In 2Q20, the Company posted net loss[1] of R$2,476 million, mainly explained by the recognition of an additional provision of R$1.6 billion related to the geological event in Alagoas and by the exchange variation impact on the financial result due to Brazilian Real depreciation against U.S. dollar on the net exposure in the amount of US$2,854 million.
▪	In July, the Company concluded a US$600 million subordinated debt issue through its wholly owned subsidiary Braskem Netherlands Finance B.V., with maturity in 2081 and coupon of 8.5% per year. This is the first hybrid debt instrument issued by a Brazilian company with 50% equity treatment by Standard & Poor's and Fitch Ratings, and reinforces the Company's commitment to continue implementing measures to deleverage in order to be reassigned as an investment grade company.
▪	Adjusted financial leverage measured by the ratio of net debt to EBITDA[2] in U.S. dollar ended the quarter at 6.77x.
▪	On a year to date base, the recordable and lost-time injury frequency rate stood at 0.88 (events / 1MM HH), which is 72% below the industry average[3].

[1] Based on net income attributable to the shareholders of the Company.

[2] Adjusted leverage includes the issuance of US$600 million hybrid debt instrument;

Excludes the Project Finance structure in Mexico and the PIS/COFINS tax credits (exclusion from ICMS tax base).

[3] The industry average is 3.15 per million hours worked, according to the American Chemistry Council. The most recent data is 2017.

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▪	In June, Braskem signed agreements for the supply of petrochemical naphtha for its industrial units in Bahia and Rio Grande do Sul. The agreements, which terms are around five years after the expiration date of the current agreements, establish the supply of a minimum annual volume of 650 kton and, at the discretion of Petrobras, a maximum additional volume of up to 2.8 million tons per year, at the price of 100% of the ARA international reference. Furthermore, and to guarantee access to the naphtha logistics system in Rio Grande do Sul, Braskem also renewed the storage agreement with Petrobras and the transport and storage agreement with Transpetro.
▪	In June, the Company signed an agreement to purchase renewable energy from Canadian Solar Inc. The agreement will enable the construction of a solar power plant with capacity of 152 MWp in the northern section of Minas Gerais state that will guarantee the supply of this energy to Braskem for 20 years.

1.2	BRASKEM – HIGHLIGHTS BY REGION

BRAZIL

▪	EBITDA from Brazil was US$219 million (R$1,175 million), down 6% from 1Q20, and representing 61% of the Company’s consolidated segments EBITDA. The decrease in EBITDA is mainly explained by the lower resin and chemical sales in the Brazilian market due to the impact from COVID on the Brazilian economy. Compared to 2Q19, the increase in EBITDA is explained by lower feedstock costs and by lower general and third-party service expenses.
▪	In order to create value to its clients, the Company has expanded its chemical products portfolio, with the production of premium gasoline for the Brazilian market. This product has a high octane number and meets the new resolution requirements of the National Petroleum Agency (ANP), which sets international quality standards for gasoline sold in the Brazilian market.

UNITED STATES & EUROPE

▪	EBITDA in United States and Europe was US$45 million (R$235 million), down 29% from 1Q20 and representing 12% of the Company’s consolidated segments EBITDA. The performance in the quarter is mainly explained by the lower sales volume in the United States and Europe, due to the global economic slowdown caused by COVID. In relation to 2Q19, the decline in EBITDA is due to the narrowing of PP spreads in the international market.
▪	During the quarter, the new PP plant in the United States reached 100% completion. The plant’s commissioning process began in 2Q20, and the first production operations on commercial scale are expected for 3Q20.

MEXICO

▪	EBITDA in Mexico was US$98 million (R$523 million), 25% higher than in 1Q20 and representing 27% of the Company's consolidated segments EBITDA. The increase in EBITDA was driven mainly by the higher sales volume and lower general and administrative expenses. In relation to 2Q19, EBITDA growth reflects the lower ethane price in the international market.
▪	In this quarter, Braskem Idesa imported 42 thousand tons (8,000 barrels per day on average) of ethane from the United States to complement the supply of ethane from Pemex, which corresponded to 13% of the polyethylene capacity utilization rate of the Mexico Petrochemical Complex, which stood at 80% in the quarter. Regarding the Fast Track expected capacity of 12.8 thousand barrels per day, it reached 9.2 thousand barrels per day in June, or approximately 75% of the expected capacity.

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1.3	COVID

Given the spread of COVID, the Company has been adopting a series of measures to minimize the pandemic’s impacts on its operations and on the public.

1.3.1	OPERATION

The Company started to operate its industrial assets with minimum teams. The reduction of around 50% in the industrial number of team members and contractors in May has allowed the Company to keep teams safe while maintaining reliability of its operations.

Capacity utilization rates in Brazil and the United States were temporarily reduced due to lower demand and inventory effects in the petrochemical and plastics production chain. The utilization rates will be adjusted considering the market demand and the potential opportunities for exports to other regions that may arise, especially with the resumption of activities in Asia.

In May, and considering the above, the operating capacity of the petrochemical complexes in Brazil fell to 64%. However, with the recovery in demand in June, the capacity utilization of the complexes increased, resulting in a rate of 75% for this month. In the United States, capacity utilization rates fell to 88%, and then normalized in June, resulting in a rate of 90% in the quarter.

In Europe, capacity utilization rates fell in April, but normalized over the course of the quarter following the recovery in demand, resulting in rate in the quarter of 83%.

1.3.2	COMMERCIAL

The global economic slowdown caused by the pandemic affected resin and chemical sales in Brazil, mainly in April, which returned to near normal levels in June. In the quarter, total sales volume in Brazil decreased 10% in relation to 1Q20.

In the United States, sales volume decreased in April and May, given the impact in demand as a result of the high number of states with stay at home orders, and presented a slight increase in June, when some states started to reopen.

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1.3.3	SUPPORT FOR SOCIETY

To date, 83 projects for supporting donations to combat COVID were approved, for a total of R$7.2 million in donations. Of these, 40 are in the implementation phase, in which the end beneficiaries already have begun to receive donations, and 43 already have been implemented.

In the quarter, Braskem carried out actions jointly with clients and other partner companies to transform plastic resins and chemicals into essential goods, such as surgical masks, packaging for liquid and gel alcohol, bleach and 3D printing of bands for protective face shields. Another highlight is the donation of LPG to hospitals and hygiene kits and food baskets to local communities.

In the period, the operations of some cooperatives under the Ser+ program, a project that works to foster the social inclusion and socio-economic development of recyclable-material collectors and cooperative members by encouraging the development of the Brazilian recycling chain, were affected by COVID. To ensure the sustenance of cooperative members, the Company donated 2,530 boxes of food baskets, which supported 5,340 beneficiaries, including the collectors and their families.

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2.	OPERATING PERFORMANCE IN 2Q20 BY REGION
2.1	BRAZIL
2.1.1	PETROCHEMICAL SPREADS

▪	PE Spread[4]: widened in relation to 1Q20 (11%), as the drop in the PE price was not as deep as the drop in the naphtha price. The sharp drop of 43% in the naphtha price was influenced by the lower oil prices in the international market, given the global economic slowdown caused by COVID, which led to weaker demand for oil; meanwhile, the PE price in the USA fell at a lower rate (-13%), supported by delays in the startup of new capacities in the region, by supply constraints due to operational shutdowns and by the strong demand for food packaging and medical applications. Compared to 2Q19, PE spreads narrowed 6%.
▪	PP Spread[5]: widened in relation to 1Q20 (14%), also due to the decline in the PP price not following the decline in the naphtha price. As mentioned above, the naphtha price followed the decline in oil prices in the international market. Meanwhile, the PP price in Asia fell at a lower rate (-12%), reflecting the lower supply in the region. In relation to 2Q19, spreads remained stable (1%).
▪	PVC Spread[6]: widened in relation to 1Q20 (28%) and 2Q19 (126%), mainly due to the lower prices of naphtha and U.S. EDC. The lower U.S. EDC price reflects the weaker demand due to COVID.
▪	Main Basic Chemicals Spread[7]: narrowed in relation to 1Q20 (-33%) and 2Q19 (-35%), influenced by the drop of oil prices in the international market, which is highly correlated to basic chemicals prices, and by weaker demand from the automotive industry, which weighed on demand for butadiene and benzene.

[4] (U.S. PE price – ARA naphtha price)*82%+(U.S. PE price – 50% U.S. ethane price – 50% U.S. propane price)*18%.

[5] Asia PP Price – ARA naphtha price.

[6] Asia PVC price - (0.23*3*ARA naphtha price) - (U.S. EDC price *0.832).

[7] Average price of the main chemicals (Ethylene (20%), Butadiene (10%), Propylene (10%), Cumene (5%), Benzene (20%), Paraxylene (5%), Gasoline (25%) and Toluene (5%), according to the capacity mix of Braskem’s industrial units in Brazil) – ARA naphtha price.

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2.1.2	OPERATING OVERVIEW

a) Resin demand in the Brazilian market (PE, PP and PVC): decreased compared to 1Q20 (-19%) and 2Q19 (-10%), explained by the economic slowdown due to the pandemic. In the quarter, the weaker demand from the construction, automotive and durable goods industries was partially offset by the stronger demand from the healthcare, hospital and packaging industries.

b) Average capacity utilization rate at crackers: reductions in relation to 1Q20 (-11 p.p.) and 2Q19 (-19 p.p.), reflecting the weaker demand for resins and main chemicals.

c) Resin sales: sales in the Brazilian market decreased in relation to 1Q20 (-19%) and 2Q19 (-15%) due to the impacts from COVID on the Brazilian economy. In this scenario, given the windows of opportunities and the maximization of existing commercial synergies, exports increased in relation to 1Q20 (15%). Compared to 2Q19, exports decreased (-7%).

d) Sales of main chemicals: in the Brazilian market, sales drop in relation to 1Q20 (-30%) and 2Q19 (-40%), reflecting the weaker demand caused by COVID. Exports increased in relation to 1Q20 (87%) and 2Q19 (16%), due to the availability of products not absorbed by the Brazilian market that were directed to international clients.

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2.1.3	SITUATION IN ALAGOAS
a)	Operational

Average PVC utilization rate: 52%, down (-13 p.p.) from 1Q20, explained by the economic slowdown caused by COVID and by the extension of the scheduled maintenance shutdown of one of production lines at the PVC plant in Bahia in April. In the quarter, the Company imported 92.2 kton of EDC.

Sales volume: PVC sales in the Brazilian market amounted to 98,600 tons, down from 1Q20 (-27%) and 2Q19 (-17%), mainly reflecting the slowdown in the construction industry due to the global pandemic. Also in the quarter, 4.7 kton of PVC were exported. The Company imported 39.4 kton of caustic soda in 1Q20, 4.6 kton less than in 4Q19.

b)	Investment in resuming operations at the chlor-alkali and EDC plants

To enable the resumption of its chlor-alkali operations, the Company launched a project to modify the feedstock base of the chlor-alkali plant in Alagoas through the sourcing of salt from third parties. The estimated cost of the project is approximately R$60 million, of which R$53.4 million already had been invested as of 2Q20. The startup of the chlor-alkali plant is expected for 4Q20.

c)	Terms of the agreement with authorities

In 4Q19, the Company recognized provisions of around R$3.38 billion related to the events in Alagoas, mainly for: (i) the Financial Compensation and Support for Relocation Program; and (ii) actions to monitor and close the salt mining wells.

In 1Q20, of the total provisions recorded, R$55 million was reversed due to adjustments in the estimated costs with closing the wells and relocating people. This reversal was recognized in Other Revenue (Expenses), which resulted in provisions of R$3.19 billion at the end of 1Q20.

In July 2020, the Company signed an amendment to the agreement with authorities to include support measures to be adopted for relocation actions on new risk areas, based on the updated Map of Sectors of Damages and Priority Action Lines of the Civil Defense of Maceió, which included around 2,000 properties.

At the end of 2Q20, the total amount of provisions recorded related to the geological event in Alagoas was R$4.58 billion, of which R$2.61 billion was registered in the short term and R$1.97 billion in the long term.

d)	Financial Compensation and Support for Relocation Program

As of the end of 2Q20, 4,505 properties were relocated in the regions specified in the agreement. Of the bank account specifically for funding the Financial Compensation and Support for Relocation Program in the amount of R$1.7 billion, around R$81 million was spent. Expenses include mainly financial aid for relocation, rent allowance, compensation for pain and suffering, damages and lawyers’ fees.

9

2.1.4	FINANCIAL OVERVIEW

A) NET REVENUE: decrease in relation to 1Q20 (-32%) and 2Q19 (-44%), explained by the lower sales of resins and chemicals in the Brazilian market.

Sales by sector (%)

Braskem Sales by Economic Activity | PE

4,0%
3,3%
4,9%
4,9%
18,9%
11,6%
23,6%
28,9%
4,7%
4,9%
5,4%
5,3%
21,2%
9,9%
20,0%
28,6%
3,3%
5,3%
6,5%
4,3%
21,9%
10,6%
16,9%
31,2%
2Q19
1Q20
2Q20
Food
Industrial
Retail Business
Others
Various Sectors
Cosmetic and Pharmaceutical
Infrastructure
Construction

10

Sales by region (%)

B) COST OF GOODS SOLD (COGS): the decrease in U.S. dollar in relation to 1Q20 (-36%) and 2Q19 (-48%) is mainly explained by the lower sales volume and lower feedstock costs due to the lower inventory cost, reflecting the reduction in the price reference that occurred mainly in March 2020.

In the quarter, COGS was affected by PIS/COFINS tax credits on feedstock purchases under the REIQ program in the amount of US$21 million (R$112 million) and by tax credits under the Reintegra program in the amount of US$0.4 million (R$2.1 million).

C) SG&A Expenses: down in relation to 1Q20 (-21%), due to the reduction in general expenses, especially with travel expenses. Compared to 2Q19, expenses decreased (-56%), mainly explained by the lower costs with third-party services related to the geological event in Alagoas.

11

D) EBITDA: accounted for 61% of the Company’s consolidated segments EBITDA.

2.2	UNITED STATES & EUROPE
2.2.1	PETROCHEMICAL SPREADS

▪	PP Spread USA[8]: widened in relation to 1Q20 (4%). PP demand in the USA for food packaging and medical applications remained healthy, while demand from the automotive and home appliance industries weakened. Propylene demand contracted, since demand for most of its derivatives decreased, explained by the economic slowdown caused by COVID. In relation to 2Q19, spreads narrowed 10%.
▪	PP Spread in Europe[9]: widened in relation to 1Q20 (45%). In the quarter, PP demand in Europe was impacted by COVID scenario mainly automotive industry. The reduction in the propylene price in Europe was influenced by the decline in oil and naphtha prices. In relation to 2Q19, spreads widened 23%.

[8] U.S. PP price – U.S. propylene price

[9] EU PP price – EU propylene price

12

2.2.2	OPERATING OVERVIEW

a) Resin demand: in United States and Europe, PP demand decreased 7% and 11% from 1Q20, respectively, due to the adverse effects from COVID on the global economy, especially in the automotive industry. Compared to 2Q19, PP demand in United States and Europe fell 13% and 9%, respectively, due to the weak economic performance in the period.

b) Average capacity utilization rate of PP plants: the decrease in relation to 1Q20 and 2Q19 is explained by weaker demand from the automotive industry in both regions.

c) Sales volume: Lower compared to 1Q20 (-3%) due to COVID scenario. Compared to 2Q19, sales were 2% higher, mainly due to the higher inventory availability of product for sale in the United States and Europe.

13

2.2.3	FINANCIAL OVERVIEW

A) NET REVENUE: decrease (-15%) in relation to 1Q20, explained by the lower sales volume in the United States and Europe. Compared to 2Q19, the reduction (-15%) was mainly due to the lower PP prices in the international market. In Brazilian Real, net revenue increased given the Brazilian Real depreciation against the U.S. dollar between periods.

B) COST OF GOODS SOLD (COGS): decrease of 14% and 4% compared to 1Q20 and 2Q19, respectively, due to the decline in the international propylene price reference in United States and Europe. In Brazilian Real, COGS was higher due to the Brazilian Real depreciation against the U.S. dollar between periods.

COGS 2Q20 | United States and Europe[1]

Propylene EU
24%
Propylene US
44%
13%
Other Variable Costs
8%
Fixed Costs[2]
3%
8%
Deprec / Amort
Sales Freight

[1]Considers accounting figures
[2]Includes salaries and benefits

C) SG&A Expenses: increase compared to 1Q20 (3%), explained by the higher costs with third-party services and selling expenses. In relation to 2Q19, the reduction (-27%) was due to lower tax and lower travel expenses.

D) EBITDA: accounted for 12% of the Company’s consolidated segments EBITDA.

2.3	MEXICO
2.3.1	PETROCHEMICAL SPREADS

14

▪	PE Spread in North America[10]: narrowed (-20%) in relation to 1Q20, mainly due to the higher ethane price in the international market, reflecting supply restrictions of natural gas in the region and, as a consequence, lower supply of ethane. Compared to 2Q19, the spread narrowed 34%.

[10] U.S. PE price – U.S. ethane price

15

2.3.2	OPERATING OVERVIEW

a) PE demand in the Mexican market: decreased in relation to 1Q20 (-5%) and 2Q19 (-9%), due to the economic impacts of COVID, mainly on the infrastructure, construction and automotive sectors.

b) Average capacity utilization rate of PE plants: decrease compared to 1Q20 (-6 p.p.), due to the lower ethane supply from Pemex, which was partially offset by the higher volume of ethane imports from the United States. Compared to 2Q19, the rate increased (8 p.p.), reflecting the higher supply of ethane imports from the United States. The supply of ethane from Pemex was impacted by maintenance at its plants during the month of April. Year-to-date, Pemex's supply was 48 thousand barrels per day, in line with the first half of 2019 (49 thousand barrels per day).

In the quarter, Braskem Idesa imported 42 thousand tons (8,000 barrels per day on average) of ethane from the United States to complement the supply of ethane from Pemex, which corresponded to 13% of the capacity utilization rate of the Mexico Petrochemical Complex. Regarding the Fast Track expected capacity of 12.8 thousand barrels per day, it reached 9.2 thousand barrels per day in June, or approximately 75% of the expected capacity.

c) Sales volume: increase compared to 1Q20, given the higher inventory volume of the product for sale. Compared to 2Q19, the increase (14%) is explained by the higher volume of product for sale.

16

2.3.3	FINANCIAL OVERVIEW

A) NET REVENUE: decrease compared to 1Q20 (-3%) and 2Q19 (-9%), due to the higher PE price in the international market, which was partially offset by the higher sales volume in the period. In Brazilian Real, net revenue increased given the Brazilian Real depreciation against the U.S. dollar between periods.

Sales by sector (%)

Braskem Sales by Economic Activity | Mexico

5.8%
5.7%
8.5%
5.9%
34.9%
10.9%
28.4%
5.3%
5.5%
6.6%
8.0%
27.3%
8.9%
38.4%
5.2%
3.2%
7.2%
10.7%
27.2%
6.6%
40.0%
2Q19
1Q20
2Q20
Bags and Films
Construction and Infrastructure
Rigid Packaging
Hygiene and cleaning
Industrial
Others
Chemicals

Sales by region (%)

17

B) COST OF GOODS SOLD (COGS): despite the higher sales volume and higher ethane price in the international market, COGS decreased compared to 1Q20 (-5%) reflecting the ethane inventory cost effect. Compared to 2Q19, COGS decreased (-17%), mainly due to the lower ethane prices in the period, despite the higher sales volume. In Brazilian Real, COGS was higher due to the depreciation of this currency against the U.S. dollar in the period.

COGS 2Q20 | Mexico[1]

Fixed Costs[2]
9%
Other Variable Costs
13%
Deprec / Amort
36%
Sales Freight
9%
Natural Gas
10%
23%
Ethane

[1]Considers accounting figures
[2]Includes salaries and benefits

C) OTHER NET OPERATING INCOME (EXPENSES): includes other income of US$24.4 million related to the delivery-or-pay ethane supply agreement.

In the quarter, Braskem Idesa did not receive the credit note in the approximate amount of US$17 million that should have been issued by PEMEX as liquidated damages for the supply of ethane at a volume below that established in the Ethane Supply Contract with PEMEX. The accrued balance to date in credit notes receivable and not paid from Pemex is US$56 million.

D) SG&A Expenses: decreased in relation to 1Q20 (-21%) and 2Q19 (-12%), due to the reduction in general and administrative expenses.

E) EBITDA: accounted for 27% of the Company’s consolidated segments EBITDA.

2.3.4	MEXICO GOVERNANCE

In view of the recent articles published in the media regarding the operations in Mexico, Braskem, jointly with Braskem Idesa, in accordance with the standards established by Braskem’s Global Policy on the Compliance System and in line with the governance guidelines of Braskem Idesa, launched the pertinent investigative procedures with the aim of identifying the origin of the alleged irregularities.

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3.	CONSOLIDATED PERFORMANCE 2Q20

A) REVENUE BY REGION

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B) CONSOLIDATED COGS

C) OTHER NET INCOME (EXPENSES)

In 2Q20, the Company reported net income of R$181 million, mainly due to the liquidated damages related to the ethane supply agreement in Mexico in the amount of R$131 million. Compared to 2Q19, the reduction is mainly explained by the effect from the PIS/COFINS tax credit of R$143 million.

In 2Q20, the Company recorded an expense of R$1,762 million. The higher expenses compared to 1Q20 and 2Q19 is mainly explained by the additional provision of R$1,637 million for expenses related to the geological event in Alagoas.

D) EBITDA[11]

In 2Q20, the consolidated recurring EBITDA was US$310 million, 5% higher than 1Q20[12], explained by: (i) the lower costs of feedstock in Brazil, due to lower inventories cost; and (ii) the lower selling, general and administrative expenses in Brazil and Mexico.

Compared to 2Q19, recurring EBITDA was 25% lower, reflecting the narrower PE and PP spreads in the international market and lower volumes due to COVID.

[11] Braskem’s consolidated result corresponds to the sum of the results in Brazil, United States & Europe and Mexico, less eliminations from the revenues and costs related to transfers of products among these regions.

[12] The results for 1Q20 were resubmitted to reflect the production perspective and exclude the effects from transfer prices between the first and second generation.

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E) NET FINANCIAL RESULT

BRASKEM (ex-BRASKEM IDESA)

21

Financial expenses: in line with 1Q20 (2%) and increase from 2Q19 (44%), explained by (i) the higher balance of gross debt; (ii) the effects from exchange variation on interest; and (iii) the mark-to-market adjustment of derivative instruments in the period.

Financial income: increase (7%) from 1Q20, due to the inflation adjustment of tax assets, and decrease (-13%) from 2Q19, explained by: (i) the higher income earned on tax assets; and (ii) the mark-to-market adjustment of derivative instruments in the period.

Net exchange variation: compared to 1Q20 and 2Q19, net exchange variation was affected by (i) the effects from Brazilian Real depreciation against the U.S. dollar on the net exposure in the amount of US$2,854 million not designated for hedge accounting; and (ii) the expenses with the transition of the hedge accounting of export revenue that was recorded under shareholders’ equity, in the amount of R$579 million.

Changes in financial instruments designated for hedge accounting

In the quarter, the Company realized US$181 million (R$579 million) in designated exports from a flow that was previously discontinued. The initial designation rate was US$1/R$2.0017, while the discontinuation rate, which also was used as the realization rate, was US$1/R$5.1987.

The balance of financial instruments designated for hedge accounting stood at US$5.5 billion at the end of 2Q20.

Long-term Currency Hedge Program:

Braskem’s feedstock and products have their prices denominated or strongly influenced by international commodity prices, which are usually denominated in U.S. dollar. Starting in 2016, Braskem contracted derivative instruments to mitigate part of the exposure of its cash flow denominated in Brazilian Real. The main purpose of the program is to mitigate U.S. dollar call and put option agreements, protecting estimated flows for a 24-month period.

On June 30, 2020, Braskem had a notional value outstanding of put options of US$1.8 billion, at an average exercise price of R$/US$3.85. At the same time, the Company also had notional value outstanding of call options of US$1.3 billion, at an average exercise price of R$/US$5.26. The operations have a maximum term of 24 months. The mark-to-market adjustment (fair value) of these Zero Cost Collar (“ZCC”) operations was a loss of R$731 million at the end of the quarter.

As a result of the depreciation of the Brazilian Real against the U.S. dollar in the quarter, the Company was exercised in part of the calls from the ZCC program. The effect on cash flow for 2Q20 was R$186 million and R$209 million for the year.

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BRASKEM IDESA

Financial expenses: increase from 1Q20 (14%) and 2Q19 (36%), explained by: (i) the effects from exchange variation on interest recorded in provisions; and (ii) the higher expenses with derivatives related to the interest rate swap operation under the Project Finance.

Financial income: decrease in relation to 1Q20 and 2Q19 due to the income from derivatives in these periods related to the interest rate swap operation under the Project Finance.

Net exchange variation: compared to 1Q20 and 2Q19, net exchange variation was affected by: (ii) the effect from the Mexican Peso appreciation against the U.S. dollar on the outstanding balance of the loan of Braskem Idesa in the amount of US$2,283 million on June 30, 2020; and (ii) the expenses with the transition of the hedge accounting of export revenue that was recorded under shareholders’ equity, in the amount of R$139 million.

F) FREE CASH GENERATION

Free cash generation was a consumption of R$980 million, mainly due to the negative variation in the working capital, which is explained by: (i) lower purchase of naphtha from international suppliers; and (ii) the lower naphtha price in the international market.

This effect was partially offset by: (i) the lower cost of inventories; and (ii) the monetization of approximately R$333 million in PIS/COFINS credits in 2Q20.

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2Q20 Free Cash Flow Generation (R$ million)

1,665
-1,491
-278
-522
-66
-291
14
-980
2Q20 Recurring EBITDA¹
Working Capital and Others
CAPEX²
Interest Paid
Income Tax and Social Contribution Paid
Strategic Investments
Others
2T20 Free Cash Flow Generation

[1]Considers mainly non-recurring expenses related to the geological event in Alagoas

[2]Considers the Braskem Idesa Capex, Cetrel and does not consider associated taxes in the working capital

G) LIQUIDITY & CAPITAL RESOURCES

BRASKEM (ex-BRASKEM IDESA)

On June 30, 2020, the average debt term was around 14 years[13], with around 40% of the debts due after 2030, and the weighted average cost of the Company’s debt was exchange variation + 4.50%.

[13] Considers the 100-year perpetual bonus. If the 30-year perpetual bond is considered, the average debt maturity would be 10 years.

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The liquidity position of US$2,796 million is sufficient to cover the payment of all debts coming due in the next 43 months. In April 2020, the Company drew down the international revolving credit facility in the amount of US$1 billion, with maturity in 2023, as a precautionary measure due to the uncertainties around COVID.

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New Bond Issue:

In July, the Company concluded a US$600 million subordinated debt issue through its wholly owned subsidiary Braskem Netherlands Finance B.V., with maturity in 2081 and coupon of 8.5% per year. This is the first hybrid debt instrument issued by a Brazilian company with 50% equity treatment by Standard & Poor's and Fitch Ratings, which shows the Company's commitment to continue implementing measures to deleverage in order to recapture its investment grade credit rating.

Using the proceeds from this new bond issue, the Company prepaid the international revolving credit facility in the amount of US$1 billion, with maturity in 2023, as well as other bank debts maturing in the short term. As a result, the average debt term was around 17 years, with around 50% of debts due after 2030, and the weighted average cost of the Company’s debt corresponded to exchange variation + 4.76%. This new liquidity position is sufficient to cover the payment of all obligations maturing over the next 55 months.

BRASKEM IDESA

On June 30, 2020, the average debt term was around 5.5 years, with around 37% of debts due after 2029, and the weighted average cost of the Company’s debt was exchange variation + 5.39%.

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Braskem Idesa has usual guarantees of Project Finance financing modality: Debt Service Reserve Account and contingent equity. At the end of July 2020, such guarantees represented US$196 million and US$208 million, respectively.

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H) INVESTMENTS & VALUE CREATION

In line with the strategy of preserving cash to ensure its financial solidity and business resilience as well as commitment to deleverage, the Company revised its investment plan for 2020, reducing the amount from US$721 million to US$603 million.

In the quarter, of the strategic investments, 67.3% are related to the construction of the new PP plant in the United States, which amounted to R$196 million (US$36 million). The remaining expenditures were allocated to projects: (i) to upgrade the electrical infrastructure of the plant in Neal, West Virginia in the United States; (ii) to modernize the electrical system of the cracker in the ABC region of Greater São Paulo; and (iii) to resume chlor-alkali production in Maceió by acquiring sea salt.

VALUE CREATION

Energy efficiency project for ABC cracker

The partnership between Braskem and Siemens to modernize the thermoelectric system of the unit at the ABC Complex reached approximately 55% completion, with total investment to date of US$128 million.

Long term project for ethane imports

Braskem Idesa is in the process of expanding the Fast Track operation, with the objective of reaching volumes above 20 thousand barrels per day.

With regard to the long term ethane import project that is expected to be approved by year-end, the Company continues to conduct economic feasibility studies.

4.	ENVIRONMENT, SOCIETY & CORPORATE GOVERNANCE
4.1	HIGHLIGHTS
▪	Biopolymers: Braskem’s production of I’m green™ polyethylene, a bio-based plastic made from sugarcane, was recognized by the United Nations Economic Commission for Latin America and the Caribbean (ECLAC) and the Global Compact Network Brazil as one of the most transformational cases in sustainable development in Brazil in the Industry & Energy category.
▪	Circular Economy: the development of products was expanded, with 6 new grades to be launched in the portfolio. In the United States, Braskem announced its position as a Platinum Funding Partner of The Recycling Partnership and Founding member, together with Keurig, Dr. Pepper and the Walmart foundation of the New Polypropylene Recycling Coalition, which are initiatives that work to build and educate the plastic chain with regard to the circular economy.
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▪	Braskem Volunteer Program: the Volunteers X COVID19 campaign was launched, through which people can participate online to make one-time contributions. Around 700 volunteers were engaged, which resulted in total donations of 530 boxes of food staples, 1,400 kg of food, R$45,000 in donations, 1,050 face shields and 150 meals for doctors across Brazil.
▪	Braskem Labs 2020: selection of 21 startups and launch of the acceleration program with selected startups, ten of which are in the initial phase for participating in Braskem Labs Ignition, while the remaining 11 are businesses that already have clients and revenue, in which case the acceleration program called Braskem Scale works to leverage the companies’ growth. In this year’s edition, the companies AkzoNobel, Ambev, BRF and Boticário Group acted as co-sponsors and were responsible for selecting the 21 projects.
▪	Annual Sustainability Report 2019: the Company published its Annual Sustainability Report, in which it shares the advances achieved during 2019, such as the consolidation of its initiatives related to the Circular Economy and Climate Change and the conclusion of the implementation of its Compliance program.

4.2	CIRCULAR ECONOMY

SALES

Global sales of recycled resins and chemicals came to 602 tons in 2Q20, down from 1Q20 (-50%) and 2Q19 (-2%), given the global economic slowdown caused by the impacts from the COVID pandemic. Meanwhile, sales of Green PE, a resin made from ethanol, grew in relation to 1Q20 (6%) and 2Q19 (2%), reflecting the higher demand, especially from Asia and Europe.

▪	Brazil: sales of recycled resins decreased (-4%) in relation to 1Q20, due to the impact from COVID, which caused the prioritization of clients with essential activities and changes in production lines for products in high demand. Sales grew in relation to 2Q19 (423%) due to the advance of the Circular Economy business with clients, the expansion of Braskem’s presence in recycling, higher sales and the higher availability of products. Sales of chemicals decreased compared to 1Q20 and 2Q19 given the lower supply of products.
▪	United States: sales decreased (100%) in relation to 1Q20, reflecting the weaker demand caused by the pandemic. With the increase in the number of cases in the United States at the end of 1Q20, the federal and state governments determined that only essential activities were allowed to operate. The companies in the automotive compound segments, which is the main source of demand for recycled resins, shut down to ensure the safety of their teams or remained in operation to produce essential materials.
▪	Green PE: the capacity utilization rate of the green ethylene cracker was 90%, reflecting the increasingly stronger demand for resins made from ethanol, especially from Asia and Europe.

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ECO-INDICATORS[14]

In general, the ecoefficiency indicators of Braskem’s plants were affected by the reduction in production volume due to the weaker demand caused by the COVID.

4.3	SAFETY
▪	Industrial Safety: On a year to date base, the consolidated recordable and lost-time injury frequency rate stood at 0.88 (events /1MM HH). A highlight was the implementation of online training on Human Reliability & Safety for over 110 Braskem leaders.
▪	Process Safety: the TIER 1 severity rate in 2Q20 was 0.12 (events/1MM HH), up 37% from 1Q20 (0.09) and up 41% from 2Q19 (0.09). The variations are mainly explained by the reduction in hours worked resulting from the safety measures taken due to COVID, since, in absolute figures, the number of events did not change. The TIER 2 rate in 2Q20 was 0.49, up 37% from 1Q20 (0.36) and up 13% from 2Q19 (0.44), also explained by the fewer hours worked, but improved in absolute terms in relation to 2Q19.

4.4	CORPORATE GOVERNANCE
▪	SOx Certification: conclusion of work under the Internal Controls 2019, contributing to the issue of the 20F report (item 15).
▪	CGU Monitoring: 1st monitoring report filed in May 2020.
▪	ISO 37001 Pre-audit: assessment (Gap Analysis) concluded and report issued in April 2020 by the certifying agency QMS.
▪	Enterprise Risk Management: In line with the guidelines established in its Global Policy on Risk Management, Braskem continues to advance in its adoption of best practices in Enterprise Risk Management (ERM) with the aim of protecting shareholders’ tangible and intangible assets, ensuring people safety and protecting the environment and local communities. The ERM process involves identifying risks, assessing their impacts and determining the applicable treatment measures. As a result, the Company frequently revisits its risk matrix and treatment of the scenarios identified and prioritized, especially those involving social and environment aspects, which are prioritized by the Company.

5.	CAPITAL MARKETS

On June 30, 2020, Braskem’s stock was quoted at R$23.22 (BRKM5) and US$8.65 (BAK). The Company’s shares are listed on the Level 1 corporate governance segment of the B3 – Brasil, Bolsa e Balcão and on the New York Stock Exchange (NYSE) through Level 3 American Depositary Receipts (ADRs), which denotes the highest level of information transparency to the market. Each Braskem ADR (BAK) corresponds to two class “A” preferred shares issued by the Company.

[14] Data could be reviewed depending on internal updates.

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5.1	RATING

In July 2020, the risk rating agencies Fitch Ratings and Standard & Poor's (S&P) downgraded the Company’s risk rating on the global scale to BB+, with a stable outlook. Meanwhile, Moody’s revised its outlook from stable to negative and reaffirmed the Company’s rating of Ba1.

Braskem reiterates that, despite the adverse scenario resulting from the downcycle and COVID, it maintains a solid cash position and debt maturity profile concentrated in the long term. The Company reinforces its commitment to maintaining its liquidity position and cost discipline, while continuing to take measures to reduce its corporate leverage to regain its investment grade rating.

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5.2	INDICATORS

Indicators US$ million	2Q20 (A)	1Q20 (B)	2Q19 (C)	Chg. (A)/(B)	Chg. (A)/(C)
Operating					
Recurring EBITDA	310	294	414	5%	-25%
EBITDA Margin (%)	15%	10%	12%	*4 p.p.*	*3 p.p.*
SG&A/Net Revenue (%)	8%	8%	7%	*1 p.p.*	*1 p.p.*
Financial[1]					
Net Debt	6,332	5,906	4,771	7%	33%
Net Debt/Recurring EBITDA LTM	7.11x	5.84x	2.88x	22%	147%
Recurring EBITDA LTM/Interest Paid LTM	2.75	2.70	4.47	2%	-38%
Company Valuation					
Share Price (Final)	4.2	3.3	8.9	28%	-52%
Shares Outstanding (Million)[2]	796	796	796	0%	0%
Market Cap	3,375	2,637	7,077	28%	-52%
Net Debt	8,018	7,629	6,509	5%	23%
Braskem	6,332	5,906	4,771	7%	33%
Braskem Idesa (75%)	1,686	1,723	1,738	-2%	-3%
Enterprise Value (EV)	11,393	10,266	13,586	11%	-16%
EBITDA LTM	1,166	1,274	2,019	-8%	-42%
Braskem	891	1,011	1,654	-12%	-46%
Braskem Idesa (75%)	276	263	365	5%	-24%
EV/EBITDA	9.8x	8.1x	6.7x	21%	45%
EPS (year to date)[3]	-7.7x	-4.6x	1.3x	n.a.	n.a.
Dividend Yield (%)	5%	6%	0%	n.a.	51210%
FCF Yield (%)	-4%	24%	16%	-116%	-124%

[1]Does not consider Net Debt, EBITDA and Interest Paid of Braskem Idesa
[2]Does not consider shares held by treasury
[3]Earnings per preferred share class A

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EXHIBITS LIST

FORWARD-LOOKING STATEMENTS

This release contains forward-looking statements. These forward-looking statements are not solely historical data, but rather reflect the targets and expectations of Braskem’s management. Words such as "anticipate," "wish," "expect," "foresee," "intend," "plan," "predict," "project," "aim" and similar terms seek to identify statements that necessarily involve known and unknown risks. Braskem does not undertake any liability for transactions or investment decisions based on the information contained in this document.

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APPENDIX I

Consolidated Statement of Operations

APPENDIX II

Calculation of Consolidated EBITDA

34

APPENDIX III

Consolidated Balance Sheet

35

APPENDIX IV

Consolidated Cash Flow

36

EXHIBIT V

Braskem Idesa Statement of Operations

APPENDIX VI

Braskem Idesa Balance Sheet

37

EXHIBIT VII

Braskem Idesa Cash Flow Statement

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SIGNATURES

        Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: August 5, 2020
BRASKEM S.A.

By:	/s/ Pedro van Langendonck Teixeira de Freitas

	Name:	Pedro van Langendonck Teixeira de Freitas
	Title:	Chief Financial Officer

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates offuture economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.